25.0 CERTIFICATE OF A QUALIFIED PERSON

Janelle T Smith

I, Janelle Smith, as an author of this report entitled "Technical Report on the San Ignacio Deposit, Guanajuato, Mexico" prepared for Great Panther Silver Limited and dated September 20, 2011, do hereby certify that:

1. I am a qualified geologist employed with Great Panther Silver Limited of Suite 2100 1177 W. Hastings St. Vancouver, BC Canada V6E 2K3

2. I am a graduate of University of New England, New South Wales Australia, in 1984 with a Bachelor of Science degree in Geology and a Bachelor of Science Honours Geology degree from the James Cook University, Queensland Australia in 1985.

3. I am a member of the Australian Institute of Geologists with the membership number 4640.
I have worked as a Geologist for a total of 19 years since completing my honours degree and my relevant experience for the purpose of the Technical Report is:

I have undertaken Scoping, pre-Feasibility and Feasibility Study work on several major projects with three years' experience as a dedicated resource geologist and have worked as a Geologist at several mines and on exploration projects in six countries with a broad exposure to a variety of commodities and deposit styles, but specialising in Au and Ag deposits in particular with 3 years on Mexican Ag – Au epithermal deposits and a further 3 years on epithermal vein hosted deposits in SE Asia.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I worked full time in the Guanajuato Mining district from January 2011 until September 2011, visited the San Ignacio site, logged San Ignacio project core and collected QC samples.

6. I am responsible for overall preparation of Item Nos. 1-7 and 9–15 and 17-24, in the Technical Report. Other sections were taken from existing documents which are referenced.

7. I am an employee of Great Panther Silver Limited which in accordance with TSX/BC securities regulations became a producing issuer as of mid-March 2011. Great Panther are according to the regulations now able to complete resource estimates in house.

8. I have read National Instrument 43-101, and the Technical Report was prepared in compliance with National Instrument 43-101 and Form 43-101F1.

9. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 20th day of September 2011
(Signed & Sealed)

Janelle T Smith.